Filed by Carolina Financial Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Carolina Trust BancShares, Inc.

Commission File No.: 000-55683

Acquisition of Carolina Trust BancShares, Inc. (CART) by Carolina Financial Corporation (CARO) Investor Presentation NASDAQ: CARO July 15, 2019

2 Disclaimer Certain statements in this presentation contain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 , such as statements relating to future plans and expectations, and are thus prospective . Such forward - looking statements include but are not limited to statements with respect to plans, objectives, expectations, and intentions and other statements that are not historical facts, and other statements identified by words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” and “projects,” as well as similar expressions . Such statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from future results expressed or implied by such forward - looking statements . Although we believe that the assumptions underlying the forward - looking statements are reasonable, any of the assumptions could prove to be inaccurate . Therefore, we can give no assurance that the results contemplated in the forward - looking statements will be realized . The inclusion of this forward - looking information should not be construed as a representation by Carolina Financial Corporation (“Carolina Financial” or the “Company”), Carolina Trust Bancshares, Inc . (“Carolina Trust”), or any other person that such future events, plans, or expectations will occur or be achieved . In addition to factors previously disclosed in the reports filed by Carolina Financial and Carolina Trust with the Securities and Exchange Commission (the “SEC”), additional risks and uncertainties may include, but are not limited to : (1) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third - party relationships and revenues ; (2) the strength of the United States economy in general and the strength of the local economies in which we conduct operations may be different than expected resulting in, among other things, a deterioration in the credit quality or a reduced demand for credit, including the resultant effect on the Company’s loan portfolio and allowance for loan losses ; (3) the rate of delinquencies and amounts of charge - offs, the level of allowance for loan loss, the rates of loan growth, or adverse changes in asset quality in our loan portfolio, which may result in increased credit risk - related losses and expenses ; (4) the risk that the estimated pro forma financial information reported herein and our current preliminary analysis will be different when our review is finalized ; (5) changes in the U . S . legal and regulatory framework including, but not limited to, the Dodd - Frank Act and regulations adopted thereunder ; (6) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) could have a negative impact on the Company ; (7) the business related to acquisitions may not be integrated successfully or such integration may take longer to accomplish than expected ; (8) the expected cost savings and any revenue synergies from acquisitions may not be fully realized within expected timeframes ; (9) disruption from acquisitions may make it more difficult to maintain relationships with clients, associates, or suppliers ; and (10) the impact of recent and future hurricanes and other natural disasters on our loan portfolio and the economic prospects of our coastal markets . Additional factors that could cause results to differ materially from those described in the forward - looking statements can be found in the reports (such as the Annual Report on Form 10 - K, Quarterly Reports on Form 10 - Q and Current Reports on Form 8 - K) filed with the SEC and available at the SEC’s Internet site (http : //www . sec . gov) . All subsequent written and oral forward - looking statements concerning the Company, Carolina Trust, or any person acting on their behalf is expressly qualified in its entirety by the cautionary statements above . Neither Carolina Financial nor Carolina Trust undertake any obligation to update any forward - looking statement to reflect circumstances or events that occur after the date the forward - looking statements are made . This presentation contains financial information determined by methods other than in accordance with generally accepted accounting principles (“GAAP”) . Such statements should be read along with the table in the appendix to this presentation, which provides a reconciliation of non - GAAP measures to GAAP measures . This presentation discusses financial measures, such as tangible book value and operating earnings, which are non - GAAP measures . Carolina Financial and Carolina Trust believe that such non - GAAP measures are useful because they enhance the ability of investors and management to evaluate and compare operating results from period to period in a meaningful manner . Non - GAAP measures should not be considered as an alternative to any measure of performance as promulgated under GAAP . Investors should consider Carolina Financial’s and Carolina Trust’s performance and financial condition as reported under GAAP and all other relevant information when assessing the performance or financial condition of the applicable company . Non - GAAP measures have limitations as analytical tools, and investors should not consider them in isolation or as a substitute for analysis of Carolina Financial’s or Carolina Trust’s results or financial condition as reported under GAAP .

3 Additional Information About the Merger This presentation is being made in respect of the proposed transaction involving Carolina Financial and Carolina Trust . This material is not a solicitation of any vote or approval of Carolina Trust’s shareholders and is not a substitute for the proxy statement/prospectus or any other documents which Carolina Financial and Carolina Trust may send in connection with the proposed merger . This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities . Carolina Financial and Carolina Trust will file a proxy statement/prospectus and other relevant documents with the SEC in connection with the merger . The shareholders of Carolina Trust are advised to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information . The proxy statement/prospectuses and other relevant materials (when they become available), and any other documents Carolina Financial or Carolina Trust have filed with the SEC, may be obtained free of charge at the SEC’s website at www . sec . gov . In addition, investors and shareholders may obtain free copies of the documents Carolina Financial has filed with the SEC by contacting William A . Gehman, III, chief financial officer, Carolina Financial Corporation, 288 Meeting Street, Charleston, South Carolina 29401 , telephone : (855) 273 - 7266 , and may obtain free copies of the documents Carolina Trust has filed with the SEC by contacting Edwin E . Laws, chief financial officer, Carolina Trust Bancshares, Inc . , 901 East Main Street, Lincolnton, North Carolina 28092 , telephone : (704) 735 - 1104 . Carolina Trust and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Carolina Trust in connection with the proposed merger . Information concerning such participants’ ownership of Carolina Trust common shares will be set forth in the proxy statement/prospectuses relating to the merger, when they become available .

Further Establishing a Premier Carolina Franchise

Carolina Financial Corporation

- $3.8 billion in total assets
  - Headquartered in Charleston, SC
  - Founded in 1996
  - $2.6 billion in gross loans
  - $2.8 billion in total deposits
- CresCom Bank
- Crescent Mortgage Company
- Branch footprint comprising 61 office locations in major Southeastern MSAs
- Conservative culture
  - Fortress balance sheet
  - High capital levels
  - Low nonperforming assets
  - Core deposit funded
- Top quartile financial performance
  - 2019Q1 net income of $14.5 million
  - 1.53% Operating ROAA (non-GAAP)[1]
- Experienced acquirer
  - Regional acquirer of choice



CARO (61)
CART (11)
LPO (1/1)

- ✓ Meaningfully increases CARO's presence in the Carolinas
- ✓ Enhances exposure to large, high growth metropolitan markets – operating in eight of the Southeast's fastest growing markets
- ✓ Combination of two profitable franchises, strengthening one of the most profitable banks in the Southeast

CTB Carolina Trust BancShares, Inc.

- $621 million in total assets
  - Headquartered in Lincolnton, NC
  - Founded in 2000
  - $474 million in gross loans
  - $523 million in total deposits
- Operates as Carolina Trust Bank
- Branch footprint comprising 11 office locations in and around the Charlotte MSA
- On January 1, 2019, CART completed its merger with Clover Community Bankshares, Inc.
  - Added 2 branches and $129 million in assets
- Excluding merger-related expenses, 2019Q1 net income would have been $1.7 million compared to $581,000 in 2018Q1[1]
  - 1.10% Operating ROAA (non-GAAP)[1]

Carolina Financial Corporation

(1) See Appendix for reconciliation of non-GAAP and GAAP measures

4

5 Transaction Summary Merger Consideration Per Share 0.3000 shares of CARO or $10.57 in cash Consideration mix 90% Stock Consideration / 10% Cash Consideration Pro Forma Ownership 90% CARO / 10% CART Implied Purchase Price¹ $10.67 per share or $100.1 million in aggregate ² Implied Price / TBVPS³ (%) 168% Implied Price / Operating EPS³ (x) 14.8x Board Representation One Board Seat; pro forma Board of 14 Management Retention Jerry Ocheltree named President of CresCom Bank’s North Carolina Commercial Banking Operations Required Approvals CART shareholder vote and customary regulatory approvals Expected Closing First Quarter 2020 Data as of or for the quarter ended and annualized as of March 31, 2019; Operating EPS (non - GAAP) excludes historical one - time M &A charges (1) Based on CARO’s stock price of $35.62 as of July 12, 2019 and blended for the consideration mix of 90% stock / 10% cash (2) Based on CART common shares of 9,301,575 outstanding as 119,545 stock options with a weighted average strike price of $ 3.83 (3) See Appendix for reconciliation of non - GAAP and GAAP measures

6 Transaction Rationale Strategically Compelling Builds Upon Strengths Financially Attractive Mitigated Risks • Expands footprint into the Charlotte MSA and enhances CARO’s coverage of the Carolinas • Solidifies CARO’s footprint in many of the best markets in the Southeast and the United States • Consistent with CARO’s articulated M&A strategy • Deepens management team • Opportunity to leverage CART’s relationships through CARO’s diversified platform and larger balance sheet • Expands ability to continue attracting high profile talent • EPS accretion of ~5% in 2021 • Dilution to tangible book value is well - maintained; tangible book value earnback period of 2.8 years • Enhances potential to continue organic growth and to be opportunistically acquisitive • Management continuity • Both firms have strong credit cultures and exceptional credit metrics • Significant acquisition integration experience • Conservative assumptions supported by extensive due diligence

7 CART Franchise Enhances CARO’s Value Drivers Superior Core Earnings Growth Size and Scale Superior Growth in Transaction Accounts Great Markets Above Peer Loan Growth Acquisitive Superior Asset Quality P P P P P CARO’s Value Drivers CART P P

8 Enhancing CARO’s Footprint in the Carolinas CARO (61) CART (11) LPO Note: Deposit data as of June 30, 2018 Source: S&P Global Market Intelligence Market Rank Deposits Share All Local Institution ($M) (%) 1 -- Bank of America Corp. 182,789 40.41 2 -- BB&T Corp. 72,570 16.04 3 -- Wells Fargo & Co. 71,294 15.76 4 1 First Citizens BancShares Inc. 24,163 5.34 5 -- PNC Financial Services Group Inc. 8,585 1.90 6 2 South State Corp. 8,384 1.85 7 -- PacWest Bancorp 6,116 1.35 8 -- Toronto-Dominion Bank 5,608 1.24 9 -- Pinnacle Financial Partners Inc. 5,147 1.14 10 -- First Horizon National Corp. 4,897 1.08 11 -- F.N.B. Corp. 4,584 1.01 12 3 First Bancorp 4,561 1.01 13 -- Fifth Third Bancorp 3,874 0.86 14 -- United Community Banks Inc. 3,329 0.74 15 4 Pro Forma Carolina Financial 3,250 0.72 15 5 Live Oak Bancshares Inc. 2,995 0.66 16 -- Synovus Financial Corp. 2,919 0.65 17 Carolina Financial Corp. 2,732 0.60 42 Carolina Trust BancShares Inc. 518 0.11 Total 452,310

9 4.93% 5.09% 6.36% 7.29% 9.14% 5.18% 5.87% 3.56% 0.0 2.0 4.0 6.0 8.0 10.0 Lincoln County Gaston County Iredell County Charlotte MSA York County North Carolina South Carolina National 5 - Year Projected Population Growth A Meaningful Entrance into a Vibrant Economy CART Markets Of Operation CART Market CART CART Market YoY Deposits Deposits Market Market Deposit County Branches ($mm) ($mm) Share Rank Growth Lincoln, NC 4 $219 $1,192 18.37% 2 5.71% York, SC 2 115 2,776 4.14 8 8.16 Gaston, NC 1 83 2,443 3.41 7 7.74 Rutherford, NC 2 45 611 7.37 5 7.50 Catawba, NC 1 32 2,791 1.13 8 9.07 Iredell, NC 1 24 2,893 0.82 16 6.83 • Charlotte is the largest metropolitan area in the Carolinas with total population in excess of 2.5 million • 6 Fortune 500 companies located in Charlotte and 12 Fortune 1,000 companies • 23% workforce growth since 2010 • Multiple market accolades in recent years • #2 Highest Growth in Number of Small Businesses (2016) • #1 Top Tech Momentum Market (2018) • #3 Best Place for Business (2017) Note: Demographic data is provided by Claritas based primarily on the US Census Data and S&P Global Market Intelligence Source: S&P Global Market Intelligence; WalletHub; Forrester; Charlotte Chamber of Commerce

10 9.66 8.46 8.13 8.11 8.02 7.86 7.55 7.53 7.51 7.29 7.09 6.92 6.79 6.78 6.72 6.72 6.62 6.60 6.52 6.44 6.18 6.15 6.07 6.06 5.93 Projected Population Growth (%) Top 25 Southeast Markets Projected Population Growth (2019 – 2024) | Top 25 Southeast MSAs (1)

11 9.66 9.05 8.62 8.62 8.46 8.13 8.11 8.02 8.01 7.89 7.86 7.81 7.65 7.56 7.55 7.53 7.51 7.50 7.47 7.31 7.29 7.17 7.12 7.09 7.01 Projected Population Growth (%) Top 25 National Markets Projected Population Growth (2019 – 2024) | Top 25 Nationwide MSAs (1) (1) Includes Southeast MSAs with a minimum population of 250,000 Carolina Financial Corporation markets are in red; Carolina Trust BancShares, Inc. markets are in blue Source: S&P Global Market Intelligence

12 Key Merger Assumptions Loan Mark • Gross credit and liquidity mark of $7.2 million, pre - tax, on CART non - acquired loans • $3.7 million, pre - tax, accreted back into income over four years • OREO write - down of $0.4 million Cost Savings • Expected to be approximately 28% of CART’s pre - tax expense base • Approximately $5.0 million pre - tax • 75% realized in 2020 and 100% thereafter One - Time Merger Costs • Approximately $12.4 million, pre - tax Core Deposit Intangible • Core deposit intangible of 2.25% assumed on non - time deposits • Amortized using an accelerated method over 10 years Other Adjustments • Fixed asset write - up of $1.5 million, pre - tax

Estimated Pro Forma Financial Metrics

Key Transaction Impacts to CARO

2020E / 2021E EPS Accretion	*~3.3% / ~5.3%*
Tangible Book Value Per Share Dilution	*~2.5%*
Tangible Book Value Earn-back Period[1]	*2.8 years*
Tangible Book Value Earn-back Period Illustrative at 100% Stock[1]	*2.5 years*

Estimated Pro Forma Capital at Close

TCE Ratio	*~11.8%*
Leverage Ratio	*~12.5%*
Tier 1 Ratio	*~15.5%*
Total Capital Ratio	*~16.2%*

(1) Based on the crossover method

Carolina Financial Corporation

13

14 Summary of the Transaction • Meaningfully increases CARO’s presence in the Carolinas’ largest market • Combined company over $4.5 billion in total assets with a market capitalization of approximately $850 million • Positions CARO to continue to be one of the most profitable banks in the Southeast • A premier core deposit and commercial franchise • Complementary operating philosophies • Financially attractive combination • Potential to create significant value to both shareholders through economies of scale

15 Appendix

16 Company Snapshot Corporate Data Ticker (Exchange) CART (NASDAQ) Headquarters Lincolnton, NC Date Established 2000 Full Service Branches 11 Balance Sheet ($mm) Assets $621,279 Loans $470,171 Deposits $523,390 Tangible Common Equity¹ $58,984 Loans / Deposits 89.83% Asset Quality NPAs / Assets 1.01% Loan Loss Reserves / Gross Loans 0.86% MRQ Profitability Operating ROAA ¹ 1.10% Operating ROAE¹ 10.06% Net Interest Margin 4.09% Capital Ratios TCE / TA¹ 9.62% Bank Level Leverage Ratio 10.64% Bank Level Total RBC Ratio 13.25% Overview of Carolina Trust BancShares, Inc. (1) See Appendix for reconciliation of non - GAAP and GAAP measures Note: Financial data as of March 31, 2019 Source: S&P Global Market Intelligence Lincolnton

17 Pro Forma Loan and Deposit Composition 1 - 4 Family 28.7% Multifamily 1.5% CRE 38.7% C&D 11.8% C&I 13.8% Consumer & HELOC 4.0% Other 1.5% 1 - 4 Family 14.4% Multifamily 4.0% CRE 49.3% C&D 7.9% C&I 12.6% Consumer & HELOC 9.8% Other 2.0% 1 - 4 Family 26.5% Multifamily 1.9% CRE 40.4% C&D 11.2% C&I 13.6% Consumer & HELOC 4.9% Other 1.6% CARO CART Pro Forma Loan Mix Deposit Mix Transaction 41.1% Savings & MMDA 23.0% Retail 18.8% Jumbo 17.2% Transaction 56.4% Savings & MMDA 7.5% Retail 13.7% Jumbo 22.3% Transaction 43.5% Savings & MMDA 20.6% Retail 18.0% Jumbo 18.0% Total: $2,615M Total: $474M Total: $3,090M Total: $2,817M Total: $523M Total: $3,340M 1Q’19 Cost 0.92% 1Q’19 Yield 5.49% 1Q’19 Yield 5.60% 1Q’19 Yield 5.51% 1Q’19 Cost 0.90% 1Q’19 Cost 0.91%

18 Credit Due Diligence • Experienced credit review team of CARO Bankers comprised primarily of CARO senior management • Reviewed 60.3% of CART’s total loan portfolio – Reviewed 97.8% of loans with current balances outstanding of $500,000 or greater – Reviewed 90.9% of nonaccrual loans (nonaccrual loans represent 0.5% of the total loan portfolio) – Reviewed 89.2% of watchlist and criticized loans, excluding nonaccrual loans (which represents 1.3% of the total loan portfolio) • CART has OREO totaling $2.2 million as of March 31, 2019

19 Overview of Pro Forma Franchise CARO (61) CART (11) LPO (2) Total Assets Net Loans Total Deposits Loans / Deposits ~$4.5B Pro Forma Highlights Tangible Equity Market Cap ~$850M ~93% ~$3.3B ~$3.1B Source: S&P Global Market Intelligence ~$500M

20 Non - GAAP to GAAP Reconciliation Carolina Financial Corporation Carolina Trust BancShares, Inc.Operating Earnings Operating Earnings Income Before Taxes $18,495 Income Before Taxes $410 (+) (Gain)/Loss on Sale of Securities (1,194) (+) Merger Related Expenses 1,722 (+) Fair Value Adjustment on Swaps 1,371 Operating Earnings Before Income Taxes 2,132 (+) Merger Related Expenses 0 (-) Tax Expense (21%) 457 Operating Earnings Before Income Taxes 18,672 Operating Earnings (Non-GAAP) $1,675 (-) Tax Expense (21%) 4,001 Operating Earnings (Non-GAAP) $14,671 Operating ROAA and ROAE Average Assets $607,689 Operating ROAA Operating Return on Average Assets (Non-GAAP) 1.10% Average Assets $3,826,116 Average Equity $66,593 Operating Return on Average Assets (Non-GAAP) 1.53% Operating Return on Average Equity (Non-GAAP) 10.06% Operating Earnings Per Share Operating Earnings (Non-GAAP) $1,675 Average Diluted Shares Outstanding 9,361,612 Operating Earnings Per Share (Non-GAAP) $0.18 Operating Earnings Per Share Annualized(Non-GAAP) $0.72 Tangible Common Equity to Tangible Assets and TBVPS Shareholders Equity $67,378 (-) Goodwill and Core Deposit Intangible 8,394 Tangible Common Equity (Non-GAAP) 58,984 Total Assets $621,279 (-) Goodwill and Core Deposit Intangible 8,394 Tangible Assets (Non-GAAP) 612,885 Tangible Common Equity to Tangible Assets (Non-GAAP) 9.62% Common Shares Outstanding 9,296,977 Tangible Book Value Per Share ("TBVPS", Non-GAAP) $6.34 Note: Financial data as of and for the three months ended March 31, 2019 (Dollars in thousands)